EXHIBIT 99.1

AUSA 2012: RADA Presents Advanced Software-Defined Ground Radars for a Variety of Defense and Homeland Security (HLS) Missions

Press Release: RADA Electronic Industries Ltd. – October 16, 2012

NETANYA, Israel, Oct. 16, 2012 (GLOBE NEWSWIRE) -- RADA Electronic Industries (RADA) will showcase its full range of Tactical land radar solutions for Defense and HLS markets at the AUSA Annual Meeting, October 22-24 in Washington, DC, at the Walter E. Washington Convention Center, Israel Pavilion Hall ABC, Booth 1861.

RADA offers advanced Pulse Doppler, Multi-Mission, AESA Radars, which are software defined and can assume numerous operational missions and enable advanced force and border protection. RADA's tactical and mobile radars are specifically designed to manage all types of hostile fire and provide the warfighter with critical real-time data.

CHR (Compact Hemispheric Radar) FAMILY

RADA's CHR systems are designed for use on combat vehicles and short-range protection applications. The family includes the RPS-10 -- radar sensor for Active Protection Systems (APS), and the RPS-15 -- hostile fire management radar system for combat vehicles.

The RPS-10 Radar Sensors for Active Protection Systems (APS) detect all relevant threats that may be fired at combat vehicles - including RPGs, ATGMs, and Projectiles - and provide 360⁰ hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

The RPS-15 Comprehensive Hostile Fire Management System for Combat Vehicle detects, tracks, classifies, and locates direct and elevated threats fired at combat vehicles -- allowing the mobile force to successfully complete his mission while operating in a hostile environment.

MHR (Multi-Mission Hemispheric Radar) FAMILY

MHR is a family of stationary and mobile radars designed for force and border protection applications. The family includes the RPS-40 radar system for hostile fire detection and management, the RPS-42 for tactical air surveillance, and the RHS-44 for border intrusion management.

The RPS-40 Hostile Fire Detection Radar System detects, tracks, classifies and locates direct and elevated threats fired at stationary or mobile forces. It computes the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and more. The system can be integrated with any protection and/or C4I system and be installed at stationary bases and posts, or onboard fighting vehicles.

The RPS-42 Tactical Hemispheric Air Surveillance Radar System can detect, classify and track all types of aerial vehicles -- including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors, and can operate either as a stand-alone or as part of a large-scale surveillance system.

The RHS-44 Radar System for Border Protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RHS-44 can operate either as a stand-alone or as part of a large-scale surveillance system.

Dubi Sella, RADA's Chief Business Development Officer, comments: "We're very proud to debut our advanced ground-based radars at the AUSA. These tactical radars provide the utmost combat threat management solutions to the warfighter, and we are confident that the U.S. armed forces will show a high level of interest in these affordable products."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Avionics Systems and Upgrades, Inertial Navigation Systems for air and land applications, and Tactical Land Radars for Force and Border Protection.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com